XX 3/24

06005990

SI[illegible] [illegible]SSION
Washington, D.C. 20549

AB 3/23/06 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-52239

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 05 (MM/DD/YY) AND ENDING 12 / 31 / 05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Saen Options USA, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 1506
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jan Cornelissen **(312) 362-4111**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

191 North Wacker Dr.	**Chicago**	**IL**	**60606-7438**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 6/6/06

OATH OR AFFIRMATION

I, **Jan Cornelissen** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Saen Options USA, Inc.**, as of **December 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Manager
Title

OFFICIAL SEAL
H L BARBUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/05/09

02/15/06
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Shareholder
Saen Options USA, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Saen Options USA, Inc. as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Saen Options USA, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 10, 2006

Saen Options USA, Inc.

Statement of Financial Condition
December 31, 2005

Assets	
Cash	$ 269,668
Securities owned, at market	108,145,190
Furniture and equipment, net of accumulated depreciation of $13,015	9,416
Other assets	45,542
Total assets	$ 108,469,816
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, not yet purchased, at market	$ 63,274,547
Payable to broker-dealer, net	42,029,782
Accounts payable and accrued expenses	52,595
Note payable	500,000
	105,856,924
Liabilities subordinated to claims of general creditors	450,000
Stockholder's Equity	
Common stock $ .01 par value; authorized 10,000 shares; issued 1,000 shares	1,000
Additional paid-in capital	6,500,000
Accumulated deficit	(4,338,108)
Total stockholder's equity	2,162,892
Total liabilities and stockholder's equity	$ 108,469,816

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Saen Options USA, Inc. (the "Company"), a wholly owned subsidiary of Saen Options USA Holdings, Inc. (the "Parent"), is an Illinois corporation established on November 1, 1999. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities, equity options and futures contracts. The Company's principal operations are located in Chicago, Illinois. The Company's transactions are cleared through Goldman Sachs Execution and Clearing, L.P. (GSEC).

A summary of the Company's significant accounting policies follows:

Accounting estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Proprietary transactions and related income and expenses are recorded on the trade-date basis. Net trading gains include realized and unrealized trading gains and losses.

Securities owned and securities sold, not yet purchased are recorded at market value, with unrealized gains and losses reflected in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income taxes: The Company is part of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to or refundable from the tax authority are recognized on the financial statements of the parent company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 2. Securities Owned and Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are comprised of:

	Owned	Sold Not Yet Purchased
Equity securities	$ 67,357,550	$ 15,078,497
Listed options	40,787,640	48,196,050
	$ 108,145,190	$ 63,274,547

Note 3. Note Payable

The note payable represents a loan from an affiliated entity that bears interest at 5 percent and is payable in full on February 28, 2007.

Note 4. Subordinated Borrowings

At December 31, 2005, borrowings under subordination agreements represent an amount due to its Parent, maturing on April 16, 2007, that bears interest at 5% per annum. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements they may not be repaid.

Note 5. Income Tax Matters

At December 31, 2005, the Company has a deferred tax asset of $1,505,000 resulting from net operating loss carryforwards. During the year, the Company recorded a valuation allowance fully reserving the deferred tax asset.

Note 6. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities and their derivatives. Derivatives include options on equities and indices. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held, such as options on common stock, provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written on common stock obligate the Company to deliver or to take delivery of securities at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument, which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities, which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC) or the Chicago Board Options Exchange.

Concentrations of credit risk: As a securities broker-dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair counterparties' abilities to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Note 7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is subject to the minimum net capital required by a market maker under the basic method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of total aggregate indebtedness. At December 31, 2005, the Company had net capital of $2,090,493, which was $1,990,493 in excess of its required net capital of $100,000. The net capital rule may effectively restrict the payment of cash dividends.

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

McGladrey & Pullen
Certified Public Accountants

Saen Options USA, Inc.

Statement of Financial Condition Report
December 31, 2005

Filed as Public Information Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934.